貝克・麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
SEP 25 A 5:32

07026906

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Washington, DC

September 18, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 3, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling

Encl.

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on September 3, 2007:

1. Announcement of Prohibited Period in Relation to the CSDC Right by China Shipping Container Lines Company Limited, released on September 17, 2007.
2. Announcement of Resolutions Passed in the 16th Board Meeting in 2007 by China Shipping Development Company Limited, released on September 17, 2007.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2866)

PROHIBITED PERIOD IN RELATION TO THE CSDC RIGHT

The Company has been informed by China Shipping that CSDC will not exercise the CSDC Right before the expiry of the Prohibited Period.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the section headed "CSDC Right" appearing on pages 165, 166 and 167 of the Prospectus and the announcement of the Company dated 9 August 2007 in respect of the proposed issue of A shares by the Company.

The Company understands that according to the relevant regulations of the Shanghai Stock Exchange, China Shipping as the Company's controlling shareholder is prohibited from transferring its shares in the Company to any third party within a period of 36 months after the date of listing of the Company's A shares on the Shanghai Stock Exchange.

The Company has been informed by China Shipping that China Shipping has received a Letter of Undertaking from CSDC on 17 September 2007 confirming that CSDC will not exercise the CSDC Right before the expiry of the Prohibited Period. In light of this confirmation, China Shipping will not be required by CSDC to dispose of its shares in the Company before the expiry of the Prohibited Period.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having an approximately 59.87% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange

"CSDC"	China Shipping Development Company Limited (中海發展股份有限公司), a limited liability company incorporated in the PRC whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and in which China Shipping has an approximately 47.46% shareholding interest
"CSDC Right"	the right of CSDC granted by China Shipping pursuant to the Transfer Agreement under which CSDC may request China Shipping to sell all or part of the equity interest in the Company held by China Shipping to CSDC subject to and upon terms to be agreed (which would include the number of Shares to be transferred and the consideration for such transfer) between CSDC and China Shipping
"Director(s)"	the director(s) of the Company
"Letter of Undertaking"	the letter signed by CSDC to China Shipping on 17 September 2007 confirming that CSDC will not exercise the CSDC Right during the Prohibited Period
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"Prohibited Period"	the period from the date of the Letter of Undertaking to 36 months after the date of listing of the Company's A shares on the Shanghai Stock Exchange
"Prospectus"	the prospectus of the Company dated 4 June 2004
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Agreement"	the agreement dated 9 September 2002 regarding, inter alia, the transfer of CSDC's 25% equity interest in the Company to China Shipping and the grant of the CSDC Right by China Shipping to CSDC

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
17 September 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

RESOLUTIONS PASSED IN THE 16TH BOARD MEETING IN 2007

The Board is pleased to announce that the 16th board meeting of 2007 was duly convened on 17 September 2007, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities (the "**Listing Rules**") on the Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The A shares of China Shipping Development Company Limited (the "**Company**") are listed on the Shanghai Stock Exchange. In addition, further information is provided in this announcement pursuant to Rule 13.09(1) of the Listing Rules.

The board (the "**Board**") of directors (the "**Directors**") of the Company is pleased to announce that the 16th board meeting (the "**Meeting**") of 2007 was held on 17 September 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**").

A quorum of Directors was present throughout the Meeting. The Meeting was chaired by Mr. Lin Jianqing, the vice chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters were considered and duly passed at the Meeting:

1. Motion regarding approval for the proposed construction of four 300,000 DWT very Large iron ore carriers (the "Relevant Vessels").

   The proposed construction of the four VLOC is based on the Company's overall planning on the expansion of the scope of dry bulk cargo fleet. The Company intends to enter into an agreement for the construction of the Relevant Vessels with an independent third party, the consideration of which is expected to be approximately US$460 million. The amount of investment will be partly funded from the Company's own funds and partly through bank loans. The construction of the Relevant Vessels (if finalised) will constitute a disclosable transaction under the Listing Rules.

2. Motion regarding the lock-up period on the option (the "**Option**") to acquire the equity interest by the Company in China Shipping Container Lines Co. Ltd. (中海集裝箱運輸股份有限公司).

On 7 September 2007, China Shipping (Group) Company ("CS Group"), the controlling shareholder of the Company, issued a letter to the Company, inquiring whether the Company shall exercise the Option as referred to in the transfer of interest agreement ("**Transfer of Interest Agreement**") entered into on 9 September 2002 between the two parties regarding the transfer of equity interests which the Company held in China Shipping Container Lines Ltd. (中海集裝箱股份有限公司) (which has subsequently been changed to China Shipping Container Lines Co., Ltd. (中海集裝箱運輸股份有限公司) ("**CS Container Lines**") on 3 March 2004). Further details of the Transfer of Interest Agreement and the Option pursuant to the agreement were set out in the announcement of the Company dated 10 September 2002 (the "First Announcement").

On 3 December 2003, CS Group issued a letter to the Company (the "First Letter"), inquiring whether the Company shall exercise the Option as referred in the Transfer of Interest Agreement.

On 8 January 2004, the Board of the Company convened a meeting, and upon comprehensive consideration of the Company's development strategies and capital requirements, considered that since the exercising of the Option to acquire certain proportion of equity interest in CS Container Lines may require substantial capital, cause additional burden to the financial situation of the Company and affect the Company's development plan of concentrating its resources in the development of oil transportation and dry bulk cargo transportation business, and are therefore not in line with the Company's goal of maximising its shareholders' interests. Upon such considerations, the Board decided that: (1) the Company shall not exercise the Option to acquire the equity interests in CS Container Lines within three years from that time; (2) the Company will maintain its awareness on CS Container Lines and the container shipping industry, and after the expiry of the aforesaid Lock-up Period, the Board will make comprehensive considerations in relation to the Company's then development strategies, financial situation, operation of CS Container Lines and status of the container shipping industry, and would decide whether or not to exercise the Option. The relevant details were set out in the Company's announcement dated 8 January 2004 (the "Second Announcement").

On 7 September 2007, CS Group further issued a letter (the "Second Letter") to the Company, inquiring whether the Company shall exercise the Option as referred to in the Transfer of Interest Agreement. In the letter, it was mentioned that CS Container Lines was preparing for the issue of A Shares which was intended to be listed on the Shanghai Stock Exchange. Pursuant to the relevant requirements of the Shanghai Stock Exchange, CS Group as the controlling shareholder of CS Container Lines shall undertake not to transfer or assign others to manage the shares in CS Container Lines held by CS Group within 36 months from the listing date of the A Shares of CS Container Lines, and shall not allow such portion of shares held by CS Group to be acquired by CS Container Lines.

Upon receipt of the Second Letter, the Company made specific studies on the Company's business positioning, development planning and capital arrangements in light of this matter.

The Company is the largest energy transportation supplier in the coastal area of the PRC, its key operations is the transportation of energy materials such as oil products, coal and mineral ores in the coastal areas in the PRC and internationally. As at 30 June 2007, the Company owned 190 vessels with 7.53 million DWT, including 62 tankers with 3.31 million DWT, and 116 dry bulk cargo vessels with 4.05 million DWT.

Oil transportation is one of the Company's key operations. In the coastal crude oil transportation market, the Company accounted for approximately 70% of the market share for a long period of time. Following the sustained and rapid economic development in the PRC, as well as the dedication of the PRC government in establishing strategic oil reserves, imports of crude oil by the PRC increased year-on-year. It is anticipated that by 2010, imports of crude oil by the PRC will reach 180 million tons, and imports of refined oil will reach 70 million tons, with huge market space. As the Company has considerable scale and experience in oil transportation, the Company has the foundation for further development.

In respect of dry bulk cargo transportation, the Company is mainly undertaking transportation of thermal coal, imported iron ore and transhipment of ores in the coastal areas in the PRC. In recent years, demand for electricity in the PRC has been persistently high, and demand for coal transportation increased year-on-year. According to the forecast of the Ministry of Transportation, by 2010, coal transportation in the coastal areas in the PRC will be increasing by 30 million tons per year. However, due to the Company's inadequacy in the newly added dry bulk cargo transportation capacity, the Company is unable to satisfy demand for market expansions, and despite the growth of the Company's coal transportation every year, its market share dropped year-on-year, from 53% in 2003 to 32% at present. Therefore, increasing the scope of transportation capacity of dry bulk cargo fleet is the key to maintain the Company's market share and position in the market.

In October 2006 and January 2007, the Company entered into iron ore transportation contracts with China Shougang International Trade and Engineering Corp. and Bao Steel Company Limited respectively, which indicated that the Company has made an important step forward in further strengthening cooperation with major shippers and entering into imported iron ore transportation market in the PRC. The Company will continue to strengthen the long-term stable strategic cooperation relationhip with the major clients, and further expand the Company's market share in the imported iron ore transportation market.

Facing with the important opportunity of a new round of rapid development in energy transportation in the PRC, the Company has set up its target and plan for the establishment of a world grade tanker fleet and a top dry bulk cargo fleet in the PRC, and has made estimations on its capital arrangements. The Company has currently contracted 40 vessels with 4.74 million DWT which are under construction, including 26 tankers of 3.25 million DWT, 14 dry bulk cargo vessels of 1.49 million DWT, all scheduled for delivery by end of 2010. Pursuant to this, the Company's total capital expenditures from the second half of 2007 to 2010 will amount to RMB16.1 billion. In addition, the Company is currently making studies in the construction of other more competitive vessels, and capital expenditures in the years to come is anticipated to increase year-on-year. The Company will therefore be faced with certain pressure in capital.

In view of the above, whether in respect of the Company's professional strengths, existing market scale, opportunities in the future energy transportation market developments or the Company's capital pressure, under the present limited resources, if the Company invest substantial funds to acquire a certain proportion of equity interest in CS Container Lines, it may reduce the Company's investment and operation strengths in industries having advantages, and may lead to the loss of development opportunities in the energy transportation market. Therefore, the management of the Company considers that at present, the Company should only concentrate its limited capital and resources on the oil transportation, coastal coal transportation and imported iron ore transportation business in which the Company has professional advantages and good customer relationships.

Upon comprehensive consideration in relation to the Company's development strategies and capital demands, the Board considers that given the present performance of the share prices of CS Container Lines, exercise of the Option to acquire a certain proportion of equity interest in CS Container Lines may require substantial capital, which will cause additional burden to the Company's financial situation, and may affect the Company's development plan of concentrating its resources in the development of oil transportation business and dry bulk cargo transportation business, and at the same time may cause the Company to lose good opportunities for development, and are therefore not in line with the Company's goal of maximising its shareholders' interests. Accordingly, the exercise of the Option by the Company at present is not appropriate.

Save for Mr. Li Shaode, Chairman of the Company, Mr. Ma Zehua, vice-Chairman of the Company, Mr. Lin Jianqing, Vice-Chairman of the Company, Mr. Wang Daxiong and Mr. Zhang Guofa, executive directors of the Company, all being senior management members of CS Group, who abstained from voting, the Board unanimously resolved as follows:

1. The Company shall not exercise the Option within 36 months commencing from the date of the Company's reply to CS Group up to the listing of the A Shares of CS Container Lines;

2. The Company will continue to maintain its awareness on CS Container Lines and the container shipping industry. Upon the expiry of the 36 months period, the Board will make comprehensive considerations in respect of the Company's then development strategies, financial situation, operation of CS Container Lines and situation of the container industry to decide whether or not to exercise the Option.

This announcement is made in compliance with Rule 13.09(1) of the Listing Rules and the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules. The Company's A Shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

17 September 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

END